The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2021
PRELIMINARY PROSPECTUS

30,000,000 Shares



bumble

Bumble Inc.

Class A Common Stock

$ per share

This is the initial public offering of shares of Class A common stock of Bumble Inc. We are selling 30,000,000 shares of our Class A common stock. We currently expect the initial public offering price to be between $22.50 and $27.50 per share of Class A common stock. We have applied to list our shares of Class A common stock on the Nasdaq Global Select Market ("Nasdaq") under the trading symbol "BMBL."

In general, holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Each holder of Class B common stock shall generally be entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each Common Unit (as defined herein) held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders (as defined herein) will be entitled to outsized voting rights as follows. Until the High Vote Termination Date (as defined herein), each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units (as defined herein)) of Buzz Holdings L.P., a Delaware limited partnership ("Bumble Holdings") held by such Principal Stockholder. See "Description of Capital Stock."

After the completion of this offering, Whitney Wolfe Herd, the founder of Bumble (our "Founder"), affiliates of The Blackstone Group Inc. and our Co-Investor (as defined herein) will beneficially own approximately 98% of the combined voting power of our Class A and Class B common stock (or 98% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a "controlled company" within the meaning of the Nasdaq corporate governance standards. See "Management—Controlled Company Exception" and "Principal Stockholders."

Our organizational structure following this offering is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. Prior to this offering, Bumble Holdings is the parent company of our business. In connection with this offering, Bumble Inc. will become the general partner of Bumble Holdings. As sole general partner, Bumble Inc. will hold 100% of the voting power in Bumble Holdings. The interests in Bumble Holdings held by the limited partners of Bumble Holdings, which we refer to as the Pre-IPO Common Unitholders, will be generally non-voting. Bumble Inc. will directly and indirectly hold 54% of the outstanding Common Units in Bumble Holdings (or 55% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Common Unitholders will hold 46% of the outstanding Common Units in Bumble Holdings (or 45% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Pre-IPO Common Unitholders will also hold shares of Class B common stock in Bumble Inc. See "Organizational Structure."

We and the holders of our Common Units will also enter into an exchange agreement under which they (or certain permitted transferees) will have the right (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See "Certain Relationships and Related Person Transactions—Exchange Agreement."

Bumble Inc. intends to use $336.9 million of the net proceeds from this offering to acquire newly issued Common Units from Bumble Holdings, as described under "Organizational Structure—Offering Transactions." Bumble Inc. intends to cause Bumble Holdings to use these proceeds to repay outstanding indebtedness under our Term Loan Facility (as defined herein) totalling approximately $200.0 million in aggregate principal amount and approximately $136.9 million for general corporate purposes. See "Use of Proceeds." Bumble Inc. intends to use the remaining net proceeds from this offering (including from any exercise by the underwriters of their option to purchase additional shares of Class A common stock) to purchase or redeem outstanding equity interests from our pre-IPO owners, as described under "Organizational Structure—Offering Transactions."

We are an "emerging growth company" as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. See "Summary—Implications of Being an Emerging Growth Company."

Investing in shares of our Class A common stock involves risks. See "Risk Factors" beginning on page 28.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Bumble Inc.	$	$

Please see the section entitled "Underwriting" for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 30,000,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 4,500,000 shares of our Class A common stock from us at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of our Class A common stock against payment in New York, New York on or about , .

Goldman Sachs & Co. LLC **Citigroup**

Morgan Stanley **J.P. Morgan**

The date of this prospectus is , 2021.

The Offering

Class A common stock offered by Bumble Inc. . . . .
30,000,000 shares (plus up to an additional 4,500,000 shares at the option of the underwriters).

Class A common stock outstanding after giving effect to this offering . . . .
112,540,450 shares (or 114,638,368 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Class A common stock outstanding after this offering assuming exchange of all Common Units held by the Pre-IPO Common Unitholders . . . .
207,810,837 shares (which does not reflect any shares of Class A common stock issuable in exchange for as-converted Incentive Units).

Voting power held by investors in this offering after giving effect to this offering . . . .
2% (or 2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Voting power held by our pre-IPO owners after giving effect to this offering . . . .
98% (or 98% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Use of proceeds . . . .
We estimate that the net proceeds to Bumble Inc. from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $716.3 million (or $823.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Bumble Holdings will bear or reimburse Bumble Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million.

Bumble Inc. intends to use $336.9 million of the net proceeds from this offering to acquire newly issued Common Units from Bumble Holdings, as described under "Organizational Structure—Offering Transactions."

Bumble Inc. intends to cause Bumble Holdings to use these proceeds to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $136.9 million for general corporate purposes. See "Use of Proceeds."

Bumble Inc. intends to use the remaining net proceeds from this offering, or $358.1 million (or $465.6 million if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase or redeem outstanding equity interests from our pre-IPO owners, as described under "Organizational Structure—Offering Transactions." Accordingly, we will not retain any of these proceeds. See "Principal Stockholders" for information regarding the proceeds from this offering that will be paid to our Principal Stockholders.

Voting rights	In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
	The Pre-IPO Unitholders will hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See "Description of Capital Stock—Common Stock—Class B Common Stock."
	Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.
Dividend policy	The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Bumble Holdings) to us, and such other factors as our board of directors may deem relevant. Shares of Class B common stock will not entitle their holders to any dividends.
	Bumble Inc. is a holding company and has no material assets other than its equity interest in Bumble Holdings. We intend to cause Bumble Holdings to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If Bumble Holdings

makes such distributions to Bumble Inc., the other holders of Common Units and any participating Incentive Units (as described below) will be entitled to receive equivalent pro rata distributions. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

Exchange rights of holders of Common Units and Incentive Units . . . .

Prior to this offering, we will enter into an exchange agreement with the holders of our Common Units so that they may, after the completion of this offering (subject to the terms of the exchange agreement), exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of Class A common stock of Bumble Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See "Certain Relationships and Related Person Transactions—Exchange Agreement."

Subject to certain restrictions, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock). See "Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement." Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests.

Controlled Company . . . .

Upon the closing of this offering, our Principal Stockholders will beneficially own approximately 98% of the combined voting power of our Class A and Class B common stock (or 98% if the underwriters exercise in full their option to purchase additional shares of Class A common stock). As a result, we will be a "controlled company" under Nasdaq rules. As a controlled company, we qualify for, and intend to rely on, exemptions from certain corporate governance requirements of Nasdaq.

Tax receivable agreement	Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.'s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.'s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after this offering, (iii) Bumble Inc.'s utilization of certain tax attributes of the Blocker Companies (as defined below) (including the Blocker Companies' allocable share of existing tax basis) and (iv) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See "Certain Relationships and Related Person Transactions—Tax Receivable Agreement."
Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the Class A common stock being offered for sale, to certain individuals associated with the Company. We will offer these shares to the extent permitted under applicable regulations. Each person buying shares of Class A common stock through the directed share program will be subject to a 180-day lock-up period with respect to such shares. The number of shares of Class A common stock available for sale to the general public in this offering will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock. See "Underwriting."
Risk factors	See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income and estate tax consequences to non-U.S. holders	For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see "Material U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders."
Nasdaq trading symbol	"BMBL"

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect:

- 4,500,000 shares of Class A common stock issuable upon exercise of the underwriters' option to purchase additional shares of Class A common stock from us;

- 95,270,387 shares of Class A common stock issuable upon exchange of 95,270,387 Common Units that will be held by the Pre-IPO Common Unitholders immediately following this offering;

- 6,396,255 shares of Class A common stock issuable in exchange for an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that will be held by the Continuing Incentive Unitholders immediately following this offering may be converted;

- 36,500,000 shares of Class A common stock that may be granted under the Bumble Inc. 2021 Omnibus Incentive Plan (the "Omnibus Incentive Plan"), which includes shares of Class A common stock underlying the following employee equity grants, in each case, to be awarded in connection with the offering:

   - 2,992,908 restricted stock units ("RSUs") in respect of 2,992,908 shares of Class A common stock, which will be issuable upon the settlement of such RSUs on the later to occur of 30 days following vesting and six months following this offering (assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus);

   - 1,800,000 stock options to be granted to certain Converting Class B Unitholders and holders of phantom Class B units issued by an interest holder in Bumble Holdings ("Phantom Class B Units"), which such interest holder in Bumble Holdings has issued primarily to employees and other service providers located outside of the United States (such individuals, the "Phantom Class B Unitholders") (assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus) with a strike price equal to the public offering price per share of Class A common stock; or

   - 2,000,000 shares of Class A common stock underlying new equity awards which are expected to be granted under the Omnibus Incentive Plan at the time of this offering.

- 5,000,000 shares of our Class A common stock available for issuance under the Bumble Inc. 2021 Employee Stock Purchase Plan (the "ESPP").

   See "Management—Compensation Arrangements to be Adopted in Connection with this Offering—Omnibus Incentive Plan" and "Management—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units."

In addition, in this prospectus unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon does not reflect shares of Class A common stock issuable upon exchange of the Loan True Up Units, as described under "Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to Our Founder."

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data

The following table presents the summary historical consolidated financial and other data for Buzz Holdings L.P. and Worldwide Vision Limited, the accounting predecessor of Buzz Holdings L.P., and its subsidiaries, and the summary pro forma condensed consolidated financial and other data for Bumble Inc. for the periods and at the dates indicated. Immediately following this offering, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, will have the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct our business. Bumble Inc. will consolidate Bumble Holdings on its consolidated financial statements and record a non-controlling interest related to the Common Units held by our Pre-IPO Common Unitholders and the Incentive Units held by our Continuing Incentive Unitholders on its consolidated balance sheet and statement of operations. The reorganization will be accounted for as a reorganization of entities under common control.

The summary unaudited condensed consolidated statements of operations data and statements of cash flows data presented below for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019 and the summary unaudited condensed consolidated balance sheet data presented below as of September 30, 2020 have been derived from the unaudited condensed consolidated financial statements of Buzz Holdings L.P. and of Worldwide Vision Limited included elsewhere in this prospectus. The summary consolidated statements of operations data and statements of cash flows data presented below for the years ended December 31, 2019 and 2018 and the summary consolidated balance sheet data presented below as of December 31, 2019 and 2018 have been derived from the consolidated financial statements of Worldwide Vision Limited included elsewhere in this prospectus.

The summary historical consolidated financial and other data of Bumble Inc. has not been presented because Bumble Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

The unaudited financial statements of Buzz Holdings L.P. have been prepared on the same basis as the audited financial statements of Worldwide Vision Limited and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as "Organizational Structure," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and the other information included elsewhere in this prospectus.

The summary unaudited pro forma condensed consolidated financial data of Bumble Inc. presented below has been derived from our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated statement of operations data for the nine months ended September 30, 2020 and the year ended December 31, 2019 gives effect to the Sponsor Acquisition, the Reorganization Transactions and the Offering Transactions (each as defined under "Organizational Structure") as if they had occurred on January 1, 2019. The summary unaudited pro forma condensed consolidated balance sheet data as of September 30, 2020 gives effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information," including the sale by us of 30,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $25.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in "Use of Proceeds" as if they had occurred on September 30, 2020. The following summary unaudited condensed consolidated pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See "Unaudited Pro Forma Condensed Consolidated Financial Information."

(Amounts in thousands)	Bumble Inc. Unaudited Pro Forma Nine Months Ended September 30, 2020	Bumble Inc. Unaudited Pro Forma Year Ended, December 31, 2019	Buzz Holdings L.P. Unaudited Historical Period from January 29 to September 30, 2020	Worldwide Vision Limited Unaudited Historical Period from January 1 to January 28, 2020	Worldwide Vision Limited Unaudited Historical Nine Months Ended September 30, 2019	Worldwide Vision Limited Historical Year Ended December 31, 2019	Worldwide Vision Limited Historical Year Ended December 31, 2018
Summary Statements of Operations Data:							
Revenue	$ 412,717	$ 477,363	$ 376,587	$ 39,990	$362,639	$488,940	$360,105
Operating costs and expenses:							
Cost of revenue (exclusive of items shown separately below)	111,616	136,193	102,017	10,790	105,054	139,767	110,259
Selling and marketing expense	115,668	142,902	104,511	11,157	102,341	142,902	93,605
General and administrative expense	84,462	155,644	128,120	44,907	47,373	67,079	128,981
Product development expense	34,002	39,205	29,915	4,087	29,010	39,205	37,517
Depreciation and amortization expense	73,644	96,407	65,771	408	4,903	6,734	5,957
Total operating costs and expenses	419,392	570,351	430,334	71,349	288,681	395,687	376,319
Operating (loss) income	(6,675)	(92,988)	(53,747)	(31,359)	73,958	93,253	(16,214)
Interest (expense) income	18,916	22,834	(14,704)	50	46	202	4
Other income (expense), net	(2,592)	1,473	3,474	(882)	516	(1,473)	(4,428)
(Loss) earnings before tax	(22,999)	(117,295)	(64,977)	(32,191)	74,520	91,982	(20,638)
Income tax provision	(26,176)	31,376	(19,143)	(365)	(5,888)	(6,138)	(3,031)
Net (loss) earnings	(49,175)	(85,919)	(84,120)	(32,556)	68,632	85,844	(23,669)
Net (loss) earnings attributable to noncontrolling interests	(22,544)	(39,389)	(100)	1,917	14,587	19,698	(2,150)
Net (loss) earnings attributable to owners / shareholders	$ (26,631)	$ (46,530)	$ (84,020)	$(34,473)	$ 54,045	$ 66,146	$(21,519)
Summary Balance Sheet Data (at period end):							
Cash and cash equivalents	$ 249,067		$ 176,353			$ 57,449	$ 33,289
Total assets	3,686,831		3,535,252			210,298	116,729
Total debt	627,614		557,438			—	—
Total liabilities	1,660,052		1,250,428			180,616	151,948
Total owners' / shareholders' equity (deficit)	2,026,779		2,284,824			29,682	(35,219)
Summary Statements of Cash Flows Data:							
Net cash provided by (used in) operating activities			$ 1,041	$ (3,306)	$ 70,595	$101,392	$ 71,766
Net cash (used in) investing activities			(2,807,488)	(1,029)	(8,084)	(11,396)	(8,394)
Net cash provided by (used in) financing activities			2,932,559	—	(23,359)	(65,196)	(37,225)

23

(Amounts in thousands, except ARPPU)	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
		Unaudited		
Summary Operational and Other Data:(1)				
Bumble App Paying Users(2)	1,100.2	843.9	855.6	574.1
Badoo App and Other Paying Users(3)	1,342.9	1,212.3	1,195.0	1,319.0
Total Paying Users(4)	2,443.1	2,056.2	2,050.5	1,893.1
Bumble App ARPPU(5)	$ 25.72	$ 26.78	$ 26.84	$ 23.57
Badoo App and Other ARPPU(6)	$ 12.54	$ 13.53	$ 13.77	$ 11.80
Total ARPPU(7)	$ 18.48	$ 18.97	$ 19.22	$ 15.37

(Amounts in thousands, except percentages)	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Year Ended December 31, 2019	Year Ended December 31, 2018
			Unaudited		
Adjusted EBITDA(8)	$98,948	$ 9,371	$79,963	$101,834	$65,766
Net (Loss) Earnings Margin(8)	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA Margin(8)	26.3%	23.4%	22.1%	20.8%	18.3%
Operating Cash Flow Conversion(9)	(1.2)%	10.2%	102.9%	118.1%	(303.2)%
Free Cash Flow(8)	$ (4,738)	$(4,351)	$64,258	$ 91,718	$63,719
Free Cash Flow Conversion(8)	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

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(1)   We use a number of operational and other metrics in order to evaluate performance and make decisions about our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics" for additional information regarding our use of these metrics.

(2)   A "Bumble App Paying User" is a user that has purchased or renewed a Bumble subscription plan and/or made an in-app purchase on the Bumble app in a given month. We calculate Bumble App Paying Users as a monthly average, by counting the number of Bumble App Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(3)   A "Badoo App and Other Paying User" is a user that has purchased or renewed a subscription plan and/or made an in-app purchase on the Badoo app in a given month (or made a purchase on one of our other apps that we owned and operated in a given month, or purchase on other third-party apps that used our technology in the relevant period). We calculate Badoo App and Other Paying Users as a monthly average, by counting the number of Badoo App and Other Paying Users in each month and then dividing by the number of months in the relevant measurement period.

(4)   We define Total Paying Users as the sum of Bumble App Paying Users and Badoo App and Other Paying Users.

(5)   "Bumble App ARPPU," or Bumble App Average Revenue per Paying User, is calculated based on Bumble App Revenue in any measurement period, divided by Bumble App Paying Users in such period divided by the number of months in the period.

(6)   "Badoo App and Other ARPPU," or Badoo App and Other Average Revenue per Paying User, is calculated based on Badoo App and Other Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by Badoo App and Other Paying Users in such period divided by the number of months in the period.

(7)   "Total ARPPU," or Total Average Revenue per Paying User, is calculated based on Total Revenue in any measurement period, excluding any revenue generated from advertising and partnerships or affiliates, divided by the Total Paying Users in such period divided by the number of months in the period.

(8)   We define Adjusted EBITDA as net earnings (loss) excluding income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain),

changes in fair value of contingent earn-out liability and interest rate swaps, transaction costs, and one-time litigation costs. Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of revenue. We define Free Cash Flow as net cash provided by (used in) operating activities less capital expenditures. Free Cash Flow Conversion represents Free Cash Flow as a percentage of Adjusted EBITDA.

Management believes that certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States ("GAAP") provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA and Adjusted EBITDA Margin provide visibility to the underlying continuing operating performance by excluding the impact of certain expenses, including income tax provision, interest (income) expense, depreciation and amortization, stock-based compensation expense, foreign exchange loss (gain), changes in fair value of contingent earn-out liability and interest rate swaps, transaction costs and one-time litigation costs, as management does not believe these expenses are representative of our core earnings. In addition to Adjusted EBITDA and Adjusted EBITDA Margin, we believe Free Cash Flow and Free Cash Flow Conversion provide useful information regarding how cash provided by operating activities compares to the capital expenditures required to maintain and grow our business, and our available liquidity, after funding such capital expenditures, to service our debt, fund strategic initiatives and strengthen our balance sheet, as well as our ability to convert our earnings to cash. Additionally, we believe such metrics are widely used by investors, securities analysis, ratings agencies and other parties in evaluating liquidity and debt-service capabilities. We calculate Free Cash Flow and Free Cash Flow Conversion using methodologies that we believe can provide useful supplemental information to help investors better understand underlying trends in our business.

Our non-GAAP financial measures may not be comparable to similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation, or as substitutes for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP financial measures as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations are:

- Adjusted EBITDA and Adjusted EBITDA Margin exclude the recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

- Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA and Adjusted EBITDA Margin excludes the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;

- Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the interest (income) expense or the cash requirements to service interest or principal payments on our indebtedness, and Free Cash Flow does not reflect the cash requirements to service principal payments on our indebtedness;

- Adjusted EBITDA and Adjusted EBITDA Margin do not reflect the income tax (benefit) provision we are required to make; and

- Free Cash Flow and Free Cash Flow Conversion do not represent our residual cash flow available for discretionary purposes and does not reflect our future contractual commitments.

Adjusted EBITDA is not a liquidity measure and should not be considered as discretionary cash available to us to reinvest in the growth of our business or to distribute to stockholders or as a measure of cash that will be available to us to meet our obligations.

To properly and prudently evaluate our business, we encourage you to review the financial statements included elsewhere in this prospectus, and not rely on a single financial measure to evaluate our business. We also strongly urge you to review the reconciliation of net earnings (loss) to Adjusted EBITDA, the computation of Adjusted EBITDA Margin as compared to net (loss) earnings margin which is net earnings as a percentage of revenue, the reconciliation of net cash provided by operating activities to Free Cash Flow, and the computation of Free Cash Flow Conversion as compared to Operating Cash Flow Conversion, which is net cash provided by operating activities as a percentage of net earnings (loss), in each case set forth below.

The following table reconciles net earnings (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019, and for the years ended December 31, 2019 and 2018:

	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	Years Ended December 31,	
				2019	2018
(Amounts in thousands, except percentages)	Unaudited	Unaudited	Unaudited		
Net (loss) earnings	$(84,120)	$(32,556)	$68,632	$ 85,844	$(23,669)
Add back:					
Income tax provision	19,143	365	5,888	6,138	3,031
Interest expense (income)	14,704	(50)	(46)	(202)	(4)
Depreciation and amortization	65,771	408	4,903	6,734	5,957
Stock-based compensation expense	13,118	336	1,080	2,160	255
Litigation costs, net of insurance proceeds(1)	(7,365)	—	—	—	75,738
Foreign exchange loss (gain)(2) ...	4,921	523	(494)	1,160	4,458
Changes in fair value of interest rate swaps(3)	1,828	—	—	—	—
Transaction costs(4)	51,848	40,345	—	—	—
Changes in fair value of contingent earn-out liability	19,100	—	—	—	—
Adjusted EBITDA	$ 98,948	$ 9,371	$79,963	$101,834	$ 65,766
Net (Loss) Earnings Margin	(22.3)%	(81.4)%	18.9%	17.6%	(6.6)%
Adjusted EBITDA Margin	26.3%	23.4%	22.1%	20.8%	18.3%

(1) Represents certain litigation costs and insurance proceeds associated with pending litigations or settlements of litigation. For additional information, refer to Note 15, *Commitments and Contingencies,* within the audited consolidated financial statements and Note 14, *Commitments and Contingencies*, within the unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.
(2) Represents foreign exchange loss (gain) due to foreign currency transactions.
(3) Represents fair value loss on interest rate swaps.
(4) Represents transaction costs and professional service fees related to the Sponsor Acquisition and this offering.

The following table reconciles net cash provided by (used in) operating activities, the most comparable GAAP financial measure, to Free Cash Flow for the period from January 29, 2020 to September 30, 2020, for the period from January 1, 2020 to January 28, 2020, and for the nine months ended September 30, 2019, and for the years ended December 31, 2019 and 2018:

	Period from January 29 to September 30, 2020	Period from January 1 to January 28, 2020	Nine Months Ended September 30, 2019	December 31,	
				2019	2018
(Amounts in thousands, except percentages)	Unaudited	Unaudited	Unaudited		
Net cash provided by (used in) operating activities	$ 1,041	$(3,306)	$70,595	$101,392	$71,766
Less:					
Capital expenditures	(5,779)	(1,045)	(6,337)	(9,674)	(8,047)
Free Cash Flow	(4,738)	(4,351)	64,258	$ 91,718	$63,719
Operating Cash Flow Conversion	(1.2)%	10.2%	102.9%	118.1%	(303.2)%
Free Cash Flow Conversion . . .	(4.8)%	(46.4)%	80.4%	90.1%	96.9%

(9)   "Operating Cash Flow Conversion" is calculated based on net cash provided by (used in) operating activities as a percentage of net earnings (loss) in any measurement period.

ORGANIZATIONAL STRUCTURE

Existing Organizational Structure

The diagram below depicts our current organizational structure.



Organizational Structure Following this Offering

Immediately following this offering, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings, will have the obligation to absorb losses and receive benefits from Bumble Holdings and, through Bumble Holdings and its subsidiaries, conduct our business. The Reorganization Transactions (as defined below), whereby Bumble Inc. will begin to consolidate Bumble Holdings in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings, the accounting predecessor. Bumble Inc. will consolidate Bumble Holdings in its consolidated financial statements and record a non-controlling interest related to the Common Units held by the Pre-IPO Common Unitholders and the Incentive Units held by our Continuing Incentive Unitholders on its consolidated balance sheet and statement of income.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such

Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally.

The voting power afforded to the holders of Common Units by their shares of Class B common stock is automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of the Offering Transactions or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. If at any time the ratio at which Common Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under "Certain Relationships and Related Person Transactions—Exchange Agreement," the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Our post-offering organizational structure, as described above, is commonly referred to as an umbrella partnership-C-corporation (or UP-C) structure. This organizational structure will allow our Pre-IPO Common Unitholders and Continuing Incentive Unitholders to retain their equity ownership in Bumble Holdings, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units or Incentive Units, respectively. Investors in this offering and the Pre-IPO Shareholders will, by contrast, hold their equity ownership in Bumble Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. We believe that our Pre-IPO Common Unitholders and Continuing Incentive Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. We do not believe that our UP-C organizational structure will give rise to any significant business or strategic benefit or detriment to us.

The diagram below depicts our organizational structure immediately following this offering.



Continuing Incentive Unitholders
Pre-IPO Common Unitholders
Pre-IPO Shareholders
Public Shareholders
Class B common stock
• 52% of voting power in Bumble Inc.(1)
• No economic interests in Bumble Inc.
Class A common stock
• 46% of voting power in Bumble Inc.(1)
• 73% of economic interests in Bumble Inc.
Class A common stock
• 2% of voting power in Bumble Inc.(1)
• 27% of economic interests in Bumble Inc.
Incentive Limited Partnership Interests of Bumble Holdings (“Incentive Units”)(3)
• No voting rights
• Exchangeable for Common Units of Bumble Holdings, which are exchangeable for shares of Bumble Inc.’s Class A common stock as described below
Limited Partner and Limited Partnership Interests of Bumble Holdings (“Common Units”)
• No voting rights
• Exchangeable on a 1-for-1 basis for shares of Bumble Inc.’s Class A common stock
• 46% of outstanding Common Units(2)
Bumble Inc.
General Partner and Common Units
• 100% of voting power in Bumble Holdings
• 54% of outstanding Common Units
(4)
Buzz Holdings L.P. (“Bumble Holdings”)
(4)
Operating Subsidiaries

---

(1) In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The Class B common stock will generally provide each of the Pre-IPO Common Unitholders with a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) held by such Pre-IPO Common Unitholder. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Principal Stockholders will hold 98% of the voting power in Bumble Inc. For additional information, see “Description of Capital Stock—Common Stock—Class B Common Stock.”

(2) Immediately following this offering, assuming the issuance of the number of shares and the midpoint of the range in each case as set forth on the cover of this prospectus, our Founder, our Sponsor and the other Pre-IPO Common Unitholders will hold 11%, 35%, and 0% of the outstanding Common Units of Bumble Holdings, respectively.

(3) Assuming such Incentive Units are fully vested, at the time of this offering, 6,396,255 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which

outstanding Incentive Units (assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Continuing Incentive Unitholders may be converted. For additional information, see "—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings" and "Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement."

(4)   Please note that certain intermediate holding companies that are not material to this offering are omitted from the structure chart.

Incorporation of Bumble Inc.

Bumble Inc. was incorporated as a Delaware corporation on October 5, 2020. Bumble Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of Bumble Inc. authorizes two classes of common stock, Class A common stock and Class B common stock, each having the terms described in "Description of Capital Stock."

Blocker Restructuring

Immediately prior to the completion of this offering, certain entities that are taxable as corporations for U.S. federal income tax purposes in which the Pre-IPO Shareholders hold interests (the "Blocker Companies") will enter into certain restructuring transactions (such transactions, the "Blocker Restructuring") that will result in the Pre-IPO Shareholders acquiring 90,547,392 shares of newly issued Class A common stock in exchange for their ownership interests in the Blocker Companies and Bumble Inc. acquiring an equal number of outstanding Common Units.

Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings

The capital structure of Bumble Holdings currently consists of two different classes of limited partnership interests (Class A units and Class B Units). Prior to the completion of this offering, the limited partnership agreement of Bumble Holdings will be amended and restated to, among other things, modify its capital structure by reclassifying its outstanding Class A units into a new class of limited partnership interests that we refer to as "Common Units" and reclassifying its outstanding Class B Units (other than any Class B Units that are directly or indirectly exchanged for shares of Class A common stock, as described below) into a new class of limited partnership interests that we refer to as "Incentive Units." We refer to this reclassification (the "Reclassification"), together with the transactions described under "—Blocker Restructuring" as the "Reorganization Transactions." Immediately following the Reorganization Transactions but prior to the other Offering Transactions described below, there will be 207,810,837 Common Units issued and outstanding.

In connection with the Reclassification, all vested and unvested Class B Units that are not reclassified into Incentive Units of Bumble Holdings will be directly or indirectly exchanged for vested shares of Class A common stock (in the case of vested Class B Units) and restricted shares of Class A common stock (in the case of unvested Class B Units). The number of shares of Class A common stock delivered in respect of the Class B Units will be determined based on the amount of proceeds that would be distributed to such Class B Units if the Company were to be sold at a value derived from the initial public offering price, and the intrinsic value of the shares of Class A common stock issued in respect of each Class B Unit will have an intrinsic value equal to the hypothetical proceeds such Class B Units would have received. Such shares of Class A common stock shall be restricted shares of Class A common stock, to the extent such shares related to unvested Class B Units, or vested shares of Class A common stock, to the extent such shares related to vested Class B Units. Assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of restricted shares of Class A common stock delivered in respect of the unvested Class B Units that are exchanged for restricted shares of Class A common stock in the Reclassification would be 325,097 and the aggregate number of vested shares of Class A common stock delivered in respect of the vested Class B Units that are exchanged for shares of Class A common stock in the Reclassification would be 33,437.

In addition, we may grant options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain Converting Class B Unitholders whose Class B Units are converted in the Reclassification, in substitution for a portion of the economic benefit to which the Class B Units are entitled prior to this offering that is not reflected in the conversion of Class B Units to shares of Class A common stock. In addition, to ensure consistent treatment, Phantom Class B Units will be converted into RSUs, and we may also grant options to purchase shares of Class A common stock under the Omnibus Incentive Plan to certain Phantom Class B Unitholders. The precise number of options we grant in respect of the Class B Units and the Phantom Class B Units will be determined based on the initial public offering price. Assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, the aggregate number of such options granted to holders of Class B Units whose interests are converted into shares of Class A common stock in the Reclassification would be 1,800,000. For additional information regarding the conversion of the Class B Units, see "Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units."

Pursuant to the amended and restated limited partnership agreement of Bumble Holdings, Bumble Inc. will be the general partner of Bumble Holdings. Accordingly, Bumble Inc. will have the right to determine when distributions will be made to the holders of Common Units and the amount of any such distributions. If Bumble Inc., as the general partner, authorizes a distribution, such distribution will be made to the holders of Common Units and any participating Incentive Units (as described below) pro rata in accordance with the percentages of their respective Common Units or Incentive Units, as applicable, held. Incentive Units initially will not be entitled to receive distributions (other than tax distributions) until holders of Common Units have received a minimum return as provided in the amended and restated limited partnership agreement of Bumble Holdings. However, Incentive Units will have the benefit of adjustment provisions that will reduce the participation threshold for distributions in respect of which they do not participate until there is no participation threshold, at which time the Incentive Units would participate pro rata with distributions on Common Units.

The holders of Common Units and Incentive Units in Bumble Holdings, including Bumble Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Bumble Holdings. Net profits and net losses of Bumble Holdings will generally be allocated to its partners (including Bumble Inc.) pro rata in accordance with the percentages of their respective Common Units or Incentive Units held (to the extent the participation threshold has been reached, in the case of Incentive Units), except as otherwise required by law. The amended and restated limited partnership agreement provides for cash distributions to the holders of Common Units and Incentive Units if Bumble Inc. determines that the taxable income of Bumble Holdings will give rise to taxable income for the holders of Common Units or Incentive Units. In accordance with the amended and restated limited partnership agreement, we intend to cause Bumble Holdings to make cash distributions to the holders of Common Units or Incentive Units in Bumble Holdings, including us, for purposes of funding their tax obligations in respect of the income of Bumble Holdings that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of Bumble Holdings allocated to the holder of Common Units or Incentive Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporation residing in New York, New York, whichever is higher. Tax distributions will be pro rata as among the Common Units and will be pro rata as among the Incentive Units (other than unvested Incentive Units). See "Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement."

Subject to certain restrictions, pursuant to the terms of the amended and restated limited partnership agreement of Bumble Holdings, the holders of vested Incentive Units will have the right to convert their vested Incentive Units into a number of Common Units of Bumble Holdings that will generally be equal to (a) the product of the number of vested Incentive Units to be converted with a given per unit participation threshold and then-current difference between the per share value of a Common Unit at the time of the conversion (based on the public trading price of a share of Class A common stock) and the per unit participation threshold of such vested Incentive Units divided by (b) the per unit value of a Common Unit at the time of the conversion (based

79

on the public trading price of a share of Class A common stock). Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement as described below. An unvested Incentive Unit will not be exchangeable unless and until such Incentive Unit vests. The Incentive Units will automatically be converted into Common Units in accordance with the foregoing formula on the date that is seven years from the date of the Reclassification.

Exchange Agreement

We and the holders of outstanding Common Units will enter into an exchange agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right on a quarterly basis (subject to the terms of the exchange agreement) to exchange their Common Units (including Common Units issued upon conversion of vested Incentive Units) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, subject to certain requirements, our Sponsor, our Founder and our Co-Investor will generally be permitted to exchange Common Units for our Class A common stock from and after the closing of this offering provided that the number of Common Units surrendered in such exchanges during any 30 calendar day period represent, in the aggregate, greater than 2% of total interests in partnership capital or profits. Any Class A common stock received by our Sponsor, our Founder or our Co-Investor in any such exchange during the applicable restricted periods described in "Shares Eligible for Future Sale—Lock-Up Agreements," would be subject to the restrictions described in such section. The exchange agreement will also provide that a holder of Common Units will not have the right to exchange Common Units if Bumble Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Bumble Inc. to which the holder of Common Units may be subject. Bumble Inc. may impose additional restrictions on exchange that it determines to be necessary or advisable so that Bumble Holdings is not treated as a "publicly traded partnership" for U.S. federal income tax purposes. As a holder exchanges Common Units for shares of Class A common stock, the number of Common Units held by Bumble Inc. is correspondingly increased as it acquires the exchanged Common Units. See "Certain Relationships and Related Person Transactions—Exchange Agreement."

Tax Receivable Agreement

Prior to the completion of this offering, we will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the benefits, if any, that Bumble Inc. actually realizes, or is deemed to realize (calculated using certain assumptions), as a result of (i) Bumble Inc.'s allocable share of existing tax basis acquired in this offering, (ii) increases in Bumble Inc.'s allocable share of existing tax basis and adjustments to the tax basis of the tangible and intangible assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) in connection with or after this offering, (iii) Bumble Inc.'s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies' allocable share of existing tax basis) and (iv) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. There is significant existing tax basis in the assets of Bumble Holdings as a result of the Sponsor Acquisition, and subsequent sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units) are expected to result in increases in the tax basis of the assets of Bumble Holdings. The existing tax basis, increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) the depreciation and amortization deductions available to Bumble Inc. and, therefore, may reduce the amount of U.S. federal, state and local tax that Bumble Inc. would otherwise be required to pay in the future. Actual tax benefits realized by Bumble Inc. may differ from tax benefits calculated under the tax receivable agreement as a result of the use of certain assumptions in the tax receivable agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of Bumble Inc. and not of Bumble Holdings. See "Certain Relationships and Related Person Transactions—Tax Receivable Agreement."

Offering Transactions

At the time of the consummation of this offering, Bumble Inc. intends to consummate the purchase, for cash, of newly issued Common Units from Bumble Holdings and the acquisition or redemption of outstanding equity interests from our pre-IPO owners, in each case at a purchase price per unit or share equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. The issuance of such newly issued Common Units by Bumble Holdings to Bumble Inc. will correspondingly dilute the ownership interests of our pre-IPO owners in Bumble Holdings. See "Principal Stockholders" for more information regarding the proceeds from this offering that will be paid to our directors and named executive officers. Accordingly, following this offering Bumble Inc. will hold a number of Common Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in Bumble Holdings as a single Common Unit.

Bumble Inc. intends to cause Bumble Holdings to use the net proceeds from this offering to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $136.9 million for general corporate purposes. See "Use of Proceeds."

We refer to the foregoing transactions as the "Offering Transactions."

As a result of the transactions described above:

- the investors in this offering will collectively own 30,000,000 shares of our Class A common stock (or 34,500,000 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the Pre-IPO Common Unitholders will hold 95,270,387 Common Units (or 93,172,469 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Continuing Incentive Unitholders will hold 11,632,463 Incentive Units with a weighted-average per unit participation threshold of $11.25 per Incentive Unit;

- the Pre-IPO Shareholders will hold 82,540,450 shares of our Class A common stock (or 80,138,368 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- Bumble Inc. will hold 112,540,450 Common Units (or 114,638,368 Common Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

- the investors in this offering will collectively have 2% of the voting power in Bumble Inc. (or 2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

- the Pre-IPO Common Unitholders, as holders of all of the outstanding shares of Class B common stock, will have 52% of the voting power in Bumble Inc. (or 53% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and the Pre-IPO Shareholders will have 46% of the voting power in Bumble Inc. (or 45% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

In addition, the Class B Units will be reclassified into Incentive Units or directly or indirectly exchanged for shares of Class A common stock and Phantom Class B Units will be converted into RSUs, in each case as described above under "—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings" and "Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—Conversion of Class B Units and Phantom Class B Units."

USE OF PROCEEDS

We estimate that the net proceeds to Bumble Inc. from this offering at an assumed initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $716.3 million (or $823.7 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). A $1.00 increase or decrease in the assumed initial public offering price of $25.00 per share would increase or decrease, as applicable, the net proceeds to Bumble Inc. from this offering by approximately $28.7 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions. Bumble Holdings will bear or reimburse Bumble Inc. for all of the expenses payable by it in this offering. We estimate these offering expenses (excluding underwriting discounts and commissions) will be approximately $21.3 million.

Bumble Inc. intends to use $336.9 million of the net proceeds from this offering to acquire Common Units from Bumble Holdings, as described under "Organizational Structure—Offering Transactions." Bumble Inc. intends to cause Bumble Holdings to use these proceeds to repay outstanding indebtedness under our Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $136.9 million for general corporate purposes. We do not anticipate using the net proceeds of this offering to make cash payments to the Pre-IPO Common Unitholders pursuant to the tax receivable agreement being entered into in connection with this offering.

The Term Loan Facility and Revolving Credit Facility provided for by the Senior Secured Credit Facilities mature on January 29, 2027 and January 29, 2025, respectively. Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to, at our option, either (i) LIBOR for the relevant interest period, adjusted for statutory reserve requirements (subject to a floor of 0.00% per annum), plus an applicable margin or (ii) a base rate equal to the highest of (a) the rate of interest in effect as last quoted by the Wall Street Journal as the "Prime Rate" in the United States, (b) the federal funds effective rate plus 0.50% and (c) adjusted LIBOR for an interest period of one month plus 1.00% (subject to a floor of 0.00% per annum), in each case, plus an applicable margin. See "Description of Certain Indebtedness." The net proceeds from borrowings under the Senior Secured Credit Facilities were used in part to finance the Sponsor Acquisition and the Distribution Financing Transaction (as defined below) and to pay fees and expenses incurred in connection therewith.

Bumble Inc. intends to use the remaining net proceeds from this offering, or $358.1 million (or $465.6 million if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase or redeem outstanding equity interests from our pre-IPO owners, as described under "Organizational Structure—Offering Transactions." Accordingly, we will not retain any of these proceeds. See "Principal Stockholders" for information regarding the proceeds from this offering that will be paid to our Principal Stockholders.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2020:

- on a historical basis; and

- on a pro forma basis giving effect to the transactions described under "Unaudited Pro Forma Condensed Consolidated Financial Information," including the sale by us of 30,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $25.00 per share (the midpoint of the range set forth on the cover page of this prospectus) and the application of the proceeds therefrom as described in "Use of Proceeds."

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including "Organizational Structure," "Use of Proceeds," "Unaudited Pro Forma Condensed Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2020	
	Bumble Holdings Actual	Unaudited Bumble Inc. Pro Forma[1]
	(Amounts in thousands, except par value amounts)	
Cash and cash equivalents	$ 176,353	$ 249,067
Long-term debt (including the current portion thereof and net of unamortized debt issuance costs)	$ 557,438	$ 627,614
TRA liability	—	339,448
Class A common stock, par value $0.01 per share, 1,000 shares authorized and no shares issued and outstanding, actual; and 6,000,000,000 shares authorized and 112,540,450 shares issued and outstanding on a pro forma basis	—	1,125
Class B common stock, par value $0.01 per share, 1,000 shares authorized and 100 shares issued and outstanding, actual; and 1,000,000 shares authorized and 100 shares issued and outstanding on a pro forma basis	—	—
Limited Partners' interest	2,258,341	—
Accumulated other comprehensive income	26,583	26,583
Additional paid-in capital	—	962,676
Noncontrolling interests	(100)	—
Noncontrolling interests relating to Pre-IPO Common Unitholders	—	1,036,395
Total equity	2,284,824	2,026,779
Total capitalization	$2,842,262	$2,654,393

(1) To the extent we change the number of shares of Class A common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $25.00 per share assumed initial public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of pro forma total stockholders' equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of pro forma total stockholders' equity and total capitalization by approximately $28.7 million. An increase (decrease) of

1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our pro forma total stockholders' equity and total capitalization by approximately $23.9 million.

DILUTION

If you invest in shares of our Class A common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to the Class A common stock held by our pre-IPO owners.

Our pro forma net tangible book deficit as of September 30, 2020 was approximately $1,508.4 million, or $8.48 per share of Class A common stock. Pro forma net tangible book deficit represents the amount of total tangible assets less total liabilities, and pro forma net tangible book deficit per share of Class A common stock represents pro forma net tangible book deficit divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of Class A common stock on a one-for-one basis.

After giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Information," including the application of the proceeds from this offering as described in "Use of Proceeds," our pro forma net tangible book deficit as of September 30, 2020 would have been $1,182.2 million, or $5.69 per share of Class A common stock. This represents an immediate decrease in net tangible book deficit of $2.79 per share of Class A common stock to our pre-IPO owners and an immediate dilution in net tangible book deficit of $30.69 per share of Class A common stock to investors in this offering.

The following table illustrates this dilution on a per share of Class A common stock basis assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Assumed initial public offering price per share of Class A common stock	$25.00
Pro forma net tangible book deficit per share of Class A common stock as of September 30, 2020	$ 8.48
Decrease in pro forma net tangible book deficit per share of Class A common stock attributable to investors in this offering	$(2.79)
Pro forma net tangible book deficit per share of Class A common stock after the offering	$ 5.69
Dilution in pro forma net tangible book deficit per share of Class A common stock to investors in this offering	$30.69

Because the Pre-IPO Common Unitholders do not own any Class A common stock or other economic interests in Bumble Inc., we have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering. The above table does not reflect any shares of Class A common stock that would be issuable following the conversion of any Incentive Units into Common Units.

A $1.00 increase in the assumed initial public offering price of $25.00 per share of our Class A common stock would increase our pro forma net tangible book deficit after giving effect to this offering by $28.7 million, or by $0.14 per share of our Class A common stock, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, on the same pro forma basis as of September 30, 2020, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us, and the average price per share of Class A common stock paid by our pre-IPO owners and by new investors purchasing shares of Class A common stock in this offering, assuming that all of the holders of Common Units in Bumble Holdings (other than Bumble Inc.) exchanged their Common Units for newly issued shares of our Class A common stock on a one-for-one basis. The following table does not reflect any shares of Class A common stock that would be issuable following the conversion of any Incentive Units into Common Units.

	Shares of Class A common stock Purchased		Total Consideration		Average Price Per Share of Class A common stock
	Number	Percent	Amount	Percent	
			(in thousands)		
Pre-IPO owners	177,810,837	86%	$2,443,415	77%	$13.74
Investors in this offering	30,000,000	14%	$ 750,000	23%	$25.00
Total	207,810,837	100%	$3,193,415	100%	$15.37

Each $1.00 increase in the assumed offering price of $25.00 per share of our Class A common stock would increase total consideration paid by investors in this offering by $30.0 million, assuming the number of shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share of our Class A common stock would result in equal changes in the opposite direction.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 34,500,000, or approximately 30% of the total number of shares of Class A common stock.

In addition, subject to certain limitations and exceptions, the holders of 11,632,463 Incentive Units, which have a weighted-average per unit participation threshold of $11.25 per Incentive Unit, will be able to convert their vested Incentive Units into Common Units of Bumble Holdings, as described in "Organizational Structure—Reclassification and Amendment and Restatement of Limited Partnership Agreement of Bumble Holdings" and "Certain Relationships and Related Person Transactions—Bumble Holdings Amended and Restated Limited Partnership Agreement." Common Units received upon conversion will be exchangeable on a one-for-one basis for shares of Class A common stock of Bumble Inc. in accordance with the terms of the exchange agreement. Assuming such Incentive Units are fully vested, at the time of this offering, 6,396,255 shares of Class A common stock would be issuable upon the exchange of an equivalent number of Common Units into which outstanding Incentive Units (assuming an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, and assuming such Incentive Units are fully vested and converted to Common Units) that are held by the Continuing Incentive Unitholders may be converted.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of Class A common stock and other terms of this offering determined at pricing.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019 present our consolidated financial position and results of operations after giving effect to the following transactions (collectively, the "Transactions"):

- the Sponsor Acquisition, as described and defined in "Certain Relationships and Related Person Transactions—Sponsor Acquisition," and the related financing under the Senior Secured Credit Facilities;

- the Distribution Financing Transaction, as described and defined below;

- the Reorganization Transactions, as described and defined under "Organizational Structure"; and

- the sale by us of shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in "Use of Proceeds," based on an assumed initial public offering price of $25.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering (the "Offering Transactions").

The following unaudited pro forma condensed consolidated financial information is derived from the historical consolidated financial statements of the Company. The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019, give pro forma effect to the Transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, gives effect to the Transactions as if they had occurred on September 30, 2020.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," using the assumptions set forth in the notes to the unaudited pro forma condensed consolidated financial information. The unaudited pro forma condensed consolidated financial information has been adjusted to include Transaction Accounting Adjustments, which reflect the application of the accounting required by generally accepted accounting principles in the United States ("GAAP"), linking the effects of the Transactions listed above to the Company's historical consolidated financial statements.

For purposes of the unaudited pro forma condensed consolidated financial information, we have assumed that shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by Common Units not held by us will be 46%, and net earnings attributable to Common Units not held by us will accordingly represent 46% of our net earnings. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage represented by Common Units not held by us will be 45% and net earnings attributable to Common Units not held by us will accordingly represent 45% of our net earnings.

The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future consolidated results of operations or financial position of the Company. Further, pro forma adjustments represent management's best estimates based on information available as of the date of this prospectus and are subject to change as additional information becomes available.

The unaudited pro forma condensed consolidated financial information should be read together with "Organizational Structure," "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Person Transactions" and the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Bumble Inc.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2020
(in thousands, except par value amounts)

	Bumble Holdings Historical	Distribution Financing Transaction Accounting Adjustments		As Adjusted Before Reorganization and Offering Transaction Adjustments	Reorganization Transactions Adjustments		As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments		Bumble Inc. Pro Forma
ASSETS										
Cash and cash equivalents	$ 176,353	$ (64,161)	(a)	$ 112,192	$ —		$ 112,192	$ 136,875	(e)	$ 249,067
Accounts receivable	62,028	—		62,028			62,028	—		62,028
Other current assets	58,869	—		58,869			58,869	(10,735)	(b)	48,134
Total current assets	297,250	(64,161)		233,089	—		233,089	126,140		359,229
Right-of-use assets	12,252	—		12,252			12,252			12,252
Lease receivable	1,010	—		1,010			1,010			1,010
Property and equipment, net	14,350	—		14,350	—		14,350	—		14,350
Goodwill	1,465,045	—		1,465,045			1,465,045			1,465,045
Intangible assets, net	1,743,963	—		1,743,963	—		1,743,963	—		1,743,963
Deferred tax assets, net	—	—		—	89,600	(d)	89,600	—		89,600
Other noncurrent assets	1,382	—		1,382	—		1,382	—		1,382
Total assets	$3,535,252	$ (64,161)		$3,471,091	$ 89,600		$3,560,691	$ 126,140		$3,686,831
LIABILITIES										
Accounts payable	$ 14,092	$ —		$ 14,092	$ —		$ 14,092	$ —		$ 14,092
Deferred revenue	29,790	—		29,790			29,790			29,790
Accrued expenses and other current liabilities	173,503	—		173,503	—		173,503	—		173,503
Current portion of long-term debt, net	3,585	—		3,585	—		3,585	—	(e)	3,585
Total current liabilities	220,970	—		220,970	—		220,970	—		220,970
Long term debt, net	553,853	270,176	(a)	824,029			824,029	(200,000)	(e)	624,029
Deferred tax liabilities	429,898	—		429,898	—		429,898			429,898
TRA liability	—	—		—	339,448	(d)	339,448			339,448
Other liabilities	45,707	—		45,707	—		45,707			45,707
Total liabilities	1,250,428	270,176		1,520,604	339,448		1,860,052	(200,000)		1,660,052
SHAREHOLDERS' EQUITY										
Limited Partners' interest	2,258,341	(334,337)	(a)	1,924,004	(1,924,004)	(c)	—	—		—
Class A common stock, $0.01 par value per share	—	—		—	825	(c)	825	300	(e)	1,125
Class B common stock, $0.01 par value per share	—	—		—	—	(c)	—	—		—
Accumulated other comprehensive income	26,583	—		26,583	—		26,583	—		26,583
Noncontrolling interests	(100)	—		(100)	1,020,492	(c)	1,020,392	16,003	(e)	1,036,395
Additional paid-in capital	—	—		—	652,839	(c)(d)	652,839	309,837	(b)(e)	962,676
Total shareholders' equity	2,284,824	(334,337)		1,950,487	(249,848)		1,700,639	326,140		2,026,779
Total liabilities and shareholders' equity	$3,535,252	$ (64,161)		$3,471,091	$ 89,600		$3,560,691	$ 126,140		$3,686,831

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information"

Bumble Inc.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2020
(in thousands, except share and per share data)

	Worldwide Vision Limited Period from January 1, to January 28, 2020 (Predecessor) Historical	Bumble Holdings Period from January 29, to September 30, 2020 (Successor) Historical	Sponsor Acquisition Transaction Accounting Adjustments	As Adjusted Before Distribution Financing, Reorganization and Offering Transactions	Distribution Financing Transaction Accounting Adjustments	As Adjusted Before Reorganization and Offering Transactions	Reorganization Transactions Adjustments	As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments	Bumble Inc. Pro Forma
Revenue	$ 39,990	$376,587	$ (3,860) (f)	$412,717	$ —	$412,717	$ —	$412,717	$ —	$412,717
Operating costs and expenses:										
Cost of revenue (exclusive of items shown separately below)	10,790	102,017	(1,191) (g)	111,616	—	111,616	—	111,616	—	111,616
Selling and marketing expense	11,157	104,511	—	115,668	—	115,668	—	115,668	—	115,668
General and administrative expense	44,907	128,120	(88,565) (h)	84,462	—	84,462	—	84,462	—	84,462
Product development expense	4,087	29,915	—	34,002	—	34,002	—	34,002	—	34,002
Depreciation and amortization expense	408	65,771	7,465 (i)	73,644	—	73,644	—	73,644	—	73,644
Total operating costs and expenses	71,349	430,334	(82,291)	419,392	—	419,392	—	419,392	—	419,392
Operating (loss) income	(31,359)	(53,747)	78,431	(6,675)	—	(6,675)	—	(6,675)	—	(6,675)
Interest (income) expense	(50)	14,704	1,597 (j)	16,251	8,230 (m)	24,481	—	24,481	(5,565) (p)	18,916
Other expense (income), net	882	(3,474)	—	(2,592)	—	(2,592)	—	(2,592)	—	(2,592)
(Loss) earnings before tax	(32,191)	(64,977)	76,834	(20,334)	(8,230)	(28,564)	—	(28,564)	5,565	(22,999)
Income tax (provision) benefit	(365)	(19,143)	(8,098) (k)	(27,606)	867 (k)	(26,739)	606 (n)	(26,133)	(43) (n)	(26,176)
Net (loss) earnings	(32,556)	(84,120)	68,736	(47,940)	(7,363)	(55,303)	606	(54,697)	5,522	(49,175)
Net earnings (loss) attributable to noncontrolling interests	1,917	(100)	(1,917) (l)	(100)	—	(100)	(28,911) (o)	(29,011)	6,467 (o)	(22,544)
Net (loss) earnings attributable to Bumble Inc.	$(34,473)	$ (84,020)	$ 70,653	$ (47,840)	$(7,363)	$ (55,203)	$ 29,517	$ (25,686)	$ (945)	$ (26,631)
Pro Forma Loss Per Share:										
Basic										$ (0.24) (q)
Diluted										$ (0.24) (q)
Pro Forma Number of Shares Used in Computing Loss Per Share:										
Basic										112,540,450 (q)
Diluted										112,540,450 (q)

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information"

Bumble Inc.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2019

(in thousands, except share and per share data)

	Worldwide Vision Limited Historical	Sponsor Acquisition Transaction Accounting Adjustments	As Adjusted Before Distribution Financing, Reorganization and Offering Transactions	Distribution Financing Transaction Accounting Adjustments	As Adjusted Before Reorganization and Offering Transactions	Reorganization Transactions Adjustments	As Adjusted Before Offering Transactions Adjustments	Offering Transactions Adjustments	Bumble Inc. Pro Forma
Revenue	$488,940	$(11,577) (f)	$477,363	$ —	$477,363	$ —	$477,363	$ —	$477,363
Operating costs and expenses:									
Cost of revenue (exclusive of items shown separately below)	139,767	(3,574) (g)	136,193	—	136,193	—	136,193	—	136,193
Selling and marketing expense	142,902	—	142,902	—	142,902	—	142,902	—	142,902
General and administrative expense	67,079	88,565 (h)	155,644	—	155,644	—	155,644	—	155,644
Product development expense	39,205	—	39,205	—	39,205	—	39,205	—	39,205
Depreciation and amortization expense	6,734	89,673 (i)	96,407	—	96,407	—	96,407	—	96,407
Total operating costs and expenses	395,687	174,664	570,351	—	570,351	—	570,351	—	570,351
Operating income (loss)	93,253	(186,241)	(92,988)	—	(92,988)	—	(92,988)	—	(92,988)
Interest (income) expense	(202)	19,459 (j)	19,257	11,059 (m)	30,316	—	30,316	(7,482) (p)	22,834
Other expense, net	1,473	—	1,473	—	1,473	—	1,473	—	1,473
Earnings (loss) before tax	91,982	(205,700)	(113,718)	(11,059)	(124,777)	—	(124,777)	7,482	(117,295)
Income tax (provision) benefit	(6,138)	21,681 (k)	15,543	1,166 (k)	16,709	13,530 (n)	30,239	1,137 (n)	31,376
Net earnings (loss)	85,844	(184,019)	(98,175)	(9,893)	(108,068)	13,530	(94,538)	8,619	(85,919)
Net earnings (loss) attributable to noncontrolling interests	19,698	(19,698) (l)	—	—	—	(50,143) (o)	(50,143)	10,754 (o)	(39,389)
Net earnings (loss) attributable to Bumble Inc.	$66,146	$(164,321)	$(98,175)	$(9,893)	$(108,068)	$63,673	$(44,395)	$(2,135)	$(46,530)
Pro Forma Loss Per Share:									
Basic									$(0.41) (q)
Diluted									$(0.41) (q)
Pro Forma Number of Shares Used in Computing Loss Per Share:									
Basic									112,540,450 (q)
Diluted									112,540,450 (q)

See accompanying "Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information"

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Description of the Transactions & Basis of Presentation

On January 29, 2020, Buzz Holdings L.P. (the "Parent," "Bumble Holdings," "Successor" or the "Company") and Buzz Merger Sub Limited ("Buzz Merger Sub"), an indirectly wholly-owned subsidiary of Bumble Holdings, completed a merger with Worldwide Vision Limited (the "Predecessor" or "WVL") pursuant to an Agreement and Plan of Merger dated as of November 8, 2019 (as amended, the "Acquisition Agreement"). Based on the Acquisition Agreement, Buzz Merger Sub was deemed the surviving company.

The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 "Amendments to Financial Disclosures about Acquired and Disposed Businesses," and present the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Transactions and related adjustments set forth in the notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the consolidated company may achieve as a result of the Transactions.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2020 and for the year ended December 31, 2019, give pro forma effect to the Transactions as if they had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, gives effect to the Transactions as if they had occurred on September 30, 2020.

Sponsor Acquisition

The Sponsor Acquisition was accounted for under the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations ("ASC 805"), with Buzz Merger Sub treated as the accounting acquirer. In accordance with ASC 805, the assets acquired and liabilities assumed have been measured at fair value based on various estimates and methodologies, including the income and market approaches. These estimates are based on key assumptions related to the Sponsor Acquisition, including reviews of publicly disclosed information for other acquisitions in the industry, historical experience of the Company, data that was available through the public domain and unobservable inputs, such as the due diligence reviews and historical financial information of the acquiree business.

For purposes of measuring the estimated fair value of the tangible and intangible assets acquired and the liabilities assumed, the Company has applied the guidance in Accounting Standards Codification 820, Fair Value Measurements ("ASC 820"), which establishes a framework for measuring fair value. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

Under ASC 805, acquisition related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.

Distribution Financing Transaction

On October 19, 2020, the Company entered into an incremental senior secured term loan facility (the "Incremental Term Loan") in an original aggregate principal amount of $275.0 million. The Company used the proceeds from the incremental borrowings under the Incremental Term Loan, together with cash on-hand, to declare a distribution of $360.0 million, of which approximately $334.3 million was paid to pre-IPO owners on October 28, 2020 and $25.6 million was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith (the "Special Distribution"). We refer to the entry into the Incremental Term Loan and the payment of the Special Distribution as the "Distribution Financing Transaction."

Reorganization Transactions and Offering Transactions

The Company is offering shares of Class A common stock in this offering at an assumed initial public offering price of $25.00 per share, which is equal to the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriter discounts and commissions. Bumble Inc. intends to use $336.9 million of the net proceeds from this offering to acquire newly issued Common Units from Bumble Holdings. Bumble Inc. intends to cause Bumble Holdings to use these proceeds to repay outstanding indebtedness under the Term Loan Facility totaling approximately $200.0 million in aggregate principal amount and approximately $136.9 million for general corporate purposes. Subsequently, Bumble Inc. intends to use the remaining net proceeds from this offering to purchase or redeem outstanding equity interests from its pre-IPO owners, as described under "Organizational Structure—Offering Transactions."

Immediately following this offering, and as a result of the Reorganization Transactions, Bumble Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Bumble Holdings. As a result of the Reorganization and Offering Transactions, Bumble Inc. will own approximately 54% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. As the general partner of Bumble Holdings, Bumble Inc. will operate and control all of the business and affairs of Bumble Holdings and its subsidiaries and will have the obligation to absorb losses and receive benefits from Bumble Holdings. The Reorganization Transactions, whereby Bumble Inc. will begin to consolidate Bumble Holdings in its consolidated financial statements, will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Bumble Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of Bumble Holdings.

For a complete description of the Reorganization Transactions, see section entitled "Organizational Structure" included elsewhere in this prospectus.

2. **Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet**

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2020, as follows:

Adjustments related to the Distribution Financing Transaction

a)   Represents the issuance of the Incremental Term Loan for an aggregate principal amount of $275.0 million, less issuance costs. The cash proceeds from the Incremental Term Loan as well as cash on-hand was used to declare the Special Distribution of $360.0 million, of which approximately $334.3 million was paid by the Company on October 28, 2020, and $25.6 million of which was used to partially repay the loan to our Founder, and to pay related fees and expenses in connection therewith.

Adjustments related to Reorganization Transactions and Offering Transactions

b)   We are capitalizing one-time incremental direct costs associated with the Offering Transactions. These costs primarily represent legal, accounting and other direct costs and are recorded in "Other current assets" in our condensed consolidated balance sheet. Upon completion of this offering, these capitalized costs will be offset against the proceeds raised from this offering as a reduction of additional paid-in-capital.

c)   Bumble Holdings has been, and will continue to be treated as a partnership for U.S. federal income tax purposes. As such, Bumble Holdings' earnings and losses will flow through to its partners, including

93

Bumble Inc., and are generally not subject to significant entity level taxes at the Bumble Holdings level. As described in "Organizational Structure," upon completion of the Reorganization Transactions, Bumble Inc. will become the general partner of Bumble Holdings and its subsidiaries, and operate and control all of the business and affairs of Bumble Holdings. As a result of the Reorganization Transactions, Bumble Inc. will own approximately 47% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. Immediately following the completion of the Reorganization Transactions, the ownership percentage held by noncontrolling interest will be approximately 53%.

Represents an adjustment to equity reflecting (i) the par value for Class A and Class B common stock, (ii) a decrease in $1,020.5 million of Limited Partners' interest to the noncontrolling interests related to the 53% economic interest held by the Pre-IPO Common Unitholders, and (iii) reclassification of Limited Partners' interest of $902.7 million to additional paid-in capital.

d) Prior to the completion of the Offering Transactions, Bumble Inc. will enter into a tax receivable agreement with certain of our pre-IPO owners that provides for the payment by Bumble Inc. to such pre-IPO owners of 85% of the realized benefits, if any, as a result of Bumble Inc.'s allocable share of existing basis acquired in this offering, increases in Bumble Inc.'s share of existing tax basis and adjustments to the tax basis of the assets of Bumble Holdings as a result of sales or exchanges of Common Units (including Common Units issued upon conversion of vested Incentive Units), and Bumble Inc.'s utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies' allocable share of existing tax basis) and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable. The following are the tax receivable agreement adjustments:

(1) We will record a deferred tax asset of $89.6 million (or $98.6 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The deferred tax asset includes, (i) $58.2 million related to Bumble Inc.'s investment in Bumble Holdings, (ii) $8.0 million related to tax loss carryforwards and credits from the merged Blocker Companies, and (iii) $23.4 million related to tax benefits from future deductions attributable to payments under the tax receivable agreement as a result of the Offering Transactions. To the extent we estimate that we will not realize the full benefit represented by the deferred tax assets, based on an analysis of expected future earnings, we will reduce deferred tax assets with a valuation allowance;

(2) We will record a $339.4 million liability under the tax receivable agreement (or $353.9 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based on our estimate of the aggregate amount that we will pay to the pre-IPO owners under the tax receivable agreement as a result of the Offering Transactions;

(3) We will record an adjustment to additional paid-in capital of $249.8 million, the difference between the increase in deferred tax assets and the increase in liabilities due to existing owners under the tax receivable agreement as a result of the Offering Transactions.

Due to the uncertainty as to the amount and timing of future exchanges of Common Units by the Pre-IPO Common Unitholders and as to the price per share of our Class A common stock at the time of any such exchanges, the unaudited pro forma condensed consolidated financial information does not assume that exchanges of Common Units have occurred. Therefore, no increases in tax basis in Bumble Inc.'s assets or other tax benefits that may be realized as a result of any such future exchanges have been reflected in the unaudited pro forma condensed consolidated financial information.

e) Represents (i) the net proceeds of approximately $336.9 million based on an assumed initial public offering price of $25.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses and (ii) the related use of $200.0 million of the proceeds to repay outstanding indebtedness under our Term Loan Facility, as will be determined prior to the offering, and $136.9 million of the proceeds for general corporate purposes as described in "Use of Proceeds."

3. **Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations**

Transaction Accounting Adjustments include the following adjustments related to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2020, and for the year ended December 31, 2019, as follows:

Adjustments related to the Sponsor Acquisition and the Distribution Financing Transaction

f)   Represent the adjustments related to the provisional fair value of deferred revenue of the Predecessor in purchase accounting. The pro forma adjustments to revenue reflect the difference between prepayments related to subscriptions and credits, and the provisional fair value of the assumed performance obligations as they are satisfied.

g)   Represents the reduction to cost of revenue for the applicable period resulting from the write-off of certain deferred aggregator costs related to the Sponsor Acquisition.

h)   Represents non-recurring transaction-related costs of approximately $40.3 million incurred by the Predecessor during the period January 1, 2020 to January 28, 2020, and the non-recurring transaction-related costs of approximately $48.2 million incurred by the Successor during the period January 29, 2020 to September 30, 2020. These transaction-related costs include advisory, legal, accounting, valuation, one-time employee bonuses and other professional and transaction-related costs. These non-recurring transaction-related costs are reflected as if incurred on January 1, 2019, the date the Sponsor Acquisition occurred for purposes of the unaudited pro forma condensed consolidated statement of operations.

i)   Reflects incremental amortization expense of $7.5 million and $89.7 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, on finite-lived intangible assets acquired in connection with the Sponsor Acquisition. Incremental amortization expense has been calculated as follows (in thousands):

Asset Class	Fair Value	Amortization Method	Estimated Life (Years)	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Brand	$1,430,000	—	—	$ —	$ —
Developed technology	220,000	Straight line	5	33,000	44,000
User base	105,000	Straight line	2.5	31,500	42,000
White label	30,000	Straight line	8	2,813	3,750
Subtotal	1,785,000			67,313	89,750
Less: Historical amortization expense				(59,848)	(77)
Incremental amortization expense				$ 7,465	$89,673

j) Reflects incremental interest expense of $1.6 million and $19.5 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, associated with the borrowings of the $575.0 million Term Loan, offset by the elimination of interest expense (income) related to debt owed to the Company by former owners. Incremental interest expense has been calculated as follows (in thousands):

	Principal	Interest Rate	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Interest on Term Loan[1]	$575,000	2.95%	$ 16,251	$19,257
Subtotal	$575,000		$ 16,251	$19,257
Less: Historical interest (expense) income			(14,654)	202
Incremental interest expense			$ 1,597	$19,459

    [1] A 0.125% change in the assumed interest rate would result in a change in interest expense of approximately $0.6 million and $0.7 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively.

k) Represents adjustments to income tax (provision) benefit for the impact of the pro forma adjustments using an estimated blended statutory income tax rate of 10.5% for the nine months ended September 30, 2020 and for the year ended December 31, 2019. The income tax expense included in the unaudited condensed consolidated pro forma financial information relates to (i) U.S. federal and state income tax expense and (ii) foreign income taxes payable in jurisdictions where the Company had operations that generated operating income. The unaudited pro forma tax expense does not purport to represent what income tax expense actually would have been if the Sponsor Acquisition and the Distribution Financing Transaction had occurred on January 1, 2019.

l) Reflects the adjustment of historical net earnings attributable to noncontrolling interests in relation to the Sponsor Acquisition.

m) Reflects interest expense of $8.2 million and $11.1 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, associated with the borrowings of the $275.0 million Incremental Term Loan.

Adjustments related to Reorganization Transactions and Offering Transactions

n) Following the Reorganization Transactions, Bumble Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the unaudited pro forma condensed consolidated statement of operations reflects an adjustment to our taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state, local and foreign jurisdiction.

o) As described in "Organizational Structure," upon completion of the Reorganization Transactions, Bumble Inc. will become the general partner of Bumble Holdings and its subsidiaries. As a result of the Reorganization and Offering Transactions, Bumble Inc. will own approximately 54% of the economic interest in Bumble Holdings, but will have 100% of the voting power and will control the management of Bumble Holdings. Immediately following the completion of this offering, the ownership percentage held by noncontrolling interests will be approximately 46%. Net earnings attributable to the noncontrolling interests will represent 46% of net earnings before income taxes. These amounts have been determined based on an assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised in full, the ownership percentage held by the noncontrolling interest would decrease to 45%.

p) Reflects the reduction in interest expense of $5.6 million and $7.5 million for the nine months ended September 30, 2020 and for the year ended December 31, 2019, respectively, as a result of the repayment of a portion of the outstanding indebtedness under our Term Loan Facility, as described in "Use of Proceeds," as if such repayment occurred on January 1, 2019.

q)   The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to Bumble Inc. divided by the combination of the shares owned by existing owners and the Class A common stock issued in this offering. The noncontrolling interest owners own shares of Class B common stock. These shares of Class B common stock are not considered participating securities because they have no right to receive dividends or a distribution on liquidation or winding up of Bumble Inc., and no earnings are allocable to such class. Accordingly, basic and diluted earnings per share of Class B common stock has not been presented. The table below presents the computation of pro forma basic and dilutive loss per share for Bumble Inc. (in thousands, except per share amounts):

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Numerator:		
Net loss	$ (49,175)	$ (85,919)
Net loss attributable to noncontrolling interests	(22,544)	(39,389)
Net loss attributable to Bumble Inc.	(26,631)	(46,530)
Denominator:		
Weighted average shares of Class A common stock outstanding (basic)	112,540,450	112,540,450
Incremental common shares attributable to dilutive instruments[1]	—	—
Assumed conversion of Common Units to shares of Class A common stock[2]	—	—
Weighted average shares of Class A common stock outstanding (diluted)	112,540,450	112,540,450
Basic loss per share	$ (0.24)	$ (0.41)
Diluted loss per share	$ (0.24)	$ (0.41)

[1]   For the nine months ended September 30, 2020 and for the year ended December 31, 2019, the dilutive effects of the Company's restricted stock units were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

[2]   The noncontrolling interest owners, which we refer to as Pre-IPO Common Unitholders, have exchange rights which enable the noncontrolling interest owners to exchange Common Units for shares of Class A common stock on a one for one basis. The noncontrolling interest owners exchange rights cause the Common Units to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the nine months ended September 30, 2020 and the year ended December 31, 2019, these exchange rights were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

PRINCIPAL STOCKHOLDERS

The following tables set forth information regarding the beneficial ownership of shares of our Class A common stock and of Common Units by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of Bumble Inc., (2) each of our directors, director nominees and named executive officers and (3) all of our directors, director nominees and executive officers as a group.

The percentage of beneficial ownership of shares of our Class A common stock and of Common Units outstanding before the offering set forth below is based on the number of shares of our Class A common stock and of Common Units to be issued and outstanding immediately prior to the consummation of this offering. The percentage of beneficial ownership of our Class A common stock and of Common Units after the offering set forth below is based on shares of our Class A common stock and of Common Units to be issued and outstanding immediately after the offering.

In general, each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. The holders of our Common Units will hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock will have no economic rights but will generally entitle each holder, without regard to the number of shares of Class B common stock held by such holder, to a number of votes that is equal to the aggregate number of Common Units of Bumble Holdings held by such holder on all matters on which stockholders of Bumble Inc. are entitled to vote generally. The voting power afforded to holders of Common Units by their shares of Class B common stock will be automatically and correspondingly reduced as they sell Common Units to Bumble Inc. for cash as part of the Offering Transactions or subsequently exchange Common Units for shares of Class A common stock of Bumble Inc. pursuant to the exchange agreement. Notwithstanding the foregoing, unless they elect otherwise, each of our Principal Stockholders will be entitled to outsized voting rights as follows. Until the High Vote Termination Date, each share of Class A common stock held by a Principal Stockholder will entitle such Principal Stockholder to ten votes and each Principal Stockholder that holds Class B common stock will be entitled, without regard to the number of shares of Class B common stock held by such Principal Stockholder, to a number of votes equal to 10 times the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by such Principal Stockholder. In addition, if, at any time, our Founder is neither an employee nor a director, any Class A common stock or Class B common stock held by our Founder will be entitled to one vote per share (in the case of the Class A common stock) or a number of votes that is equal to the aggregate number of Common Units (including Common Units issued upon conversion of vested Incentive Units) of Bumble Holdings held by our Founder (in the case of the Class B common stock), in each case on all matters on which stockholders of Bumble Inc. are entitled to vote generally. See "Description of Capital Stock— Common Stock."

Name of Beneficial Owner	Class A Common Stock Beneficially Owned(1)				Common Units Beneficially Owned(1)				Combined Voting Power(2)		
	Number	Percentage			Number	Percentage			Percentage		
		Prior to the Offering Transaction	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full		Prior to the Offering Transaction	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full	Prior to the Offering Transaction	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full
Parties to our Stockholders Agreement as a group	85,912,022	88.6%	72.2%	69.0%	94,820,048	49.2%	45.6%	44.6%	100.0%	98.3%	98.0%
Blackstone(3)	75,099,805	77.5%	63.1%	60.2%	71,775,589	37.2%	34.5%	33.5%	83.9%	81.6%	81.0%
Whitney Wolfe Herd(4)	3,730,106	3.8%	3.1%	3.1%	23,044,459	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%
Ann Mather(5)	252,889	*	*	*	—	—	—	—	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison(6)	30,512	*	*	*	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—
Matthew S. Bromberg(7)	63,222	*	*	*	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele(8)	63,222	*	*	*	—	—	—	—	—	—	—
Pamela A. Thomas-Graham(9)	57,771	*	*	*	—	—	—	—	—	—	—
Tariq M. Shaukat(10)	1,137,998	1.2%	*	*	80,519	*	*	*	—	—	—
Anuradha B. Subramanian(11)	346,623	*	*	*	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)(12)	5,850,161	6.0%	4.9%	4.8%	23,124,978	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%

* Represents less than 1%.

(1) Subject to the terms of the exchange agreement, the Common Units are exchangeable for shares of our Class A common stock on a one-for-one basis after the completion of this offering. See "Certain Relationships and Related Person Transactions—Exchange Agreement." Beneficial ownership of Common Units reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such units may be exchanged. In calculating the percentage of Common Units beneficially owned after the Offering Transactions, the Common Units held by Bumble Inc. are treated as outstanding.

(2) Represents percentage of voting power of the Class A common stock and Class B common stock of Bumble Inc. voting together as a single class. See "Description of Capital Stock—Common Stock."

(3) Reflects 71,131,534 Common Units and one share of Class B common stock directly held by Blackstone Buzz Holdings L.P., 580,906 Common Units and one share of Class B common stock directly held by Blackstone Tactical Opportunities Fund—FD L.P., 63,149 Common Units and one share of Class B common stock directly held by Blackstone Family Investment Partnership—Growth ESC L.P., 43,382,750 shares of Class A common stock directly held by BCP Buzz Holdings L.P., 19,460,444 shares of Class A common stock directly held by BTO Buzz Holdings II L.P., 4,413,324 shares of Class A common stock directly held by BXG Buzz Holdings L.P. and 7,843,286 shares of Class A common stock directly held by BSOF Buzz Aggregator L.L.C. (together, the "Blackstone Funds").

BTO Holdings Manager—NQ L.L.C. is the general partner of Blackstone Buzz Holdings L.P. Blackstone Tactical Opportunities Associates—NQ L.L.C. is the managing member of BTO Holdings Manager—NQ L.L.C. BTOA—NQ L.L.C. is the sole member of Blackstone Tactical Opportunities Associates—NQ L.L.C. Blackstone Tactical Opportunities Associates III—NQ L.P. is the general partner of Blackstone Tactical Opportunities Fund—FD L.P. BTO DE GP—NQ L.L.C. is the general partner of Blackstone Tactical Opportunities Fund—FD L.P.

BXG Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership—Growth ESC L.P. Blackstone Holdings II L.P. is the sole member of BXG Side-by-Side GP L.L.C.

BXG Holdings Manager L.L.C. is the general partner of BXG Buzz Holdings L.P. Blackstone Growth Associates L.P. is the managing member of BXG Holdings Manager L.L.C. BXGA L.L.C. is the general partner of Blackstone Growth Associates L.P.

Blackstone Strategic Opportunity Associates L.L.C. is the managing member of BSOF Buzz Aggregator L.L.C. Blackstone Holdings II L.P. is the sole member of Blackstone Strategic Opportunity Associates L.L.C.

Blackstone Holdings II L.P. is the managing member of each of BTOA—NQ L.L.C., BTO DE GP—NQ L.L.C. and BXGA L.L.C. and the sole member of Blackstone Strategic Opportunity Associates L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P.

BCP VII Holdings Manager L.L.C. is the general partner of BCP Buzz Holdings L.P. Blackstone Management Associates VII L.L.C. is the managing member of BCP VII Holdings Manager L.L.C. BMA VII L.L.C. is the managing member of Blackstone Management Associates VII L.L.C. Blackstone Holdings III L.P. is the managing member of BMA VII L.L.C.

BTO Holdings Manager L.L.C. is the general partner of BTO Buzz Holdings II L.P. Blackstone Tactical Opportunities Associates L.L.C. is the managing member of BTO Holdings Manager L.L.C. BTOA L.L.C. is the managing member of Blackstone Tactical Opportunities Associates L.L.C. Blackstone Holdings III L.P. is the managing member of Blackstone Tactical Opportunities Associates L.L.C.

Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. and Blackstone Holdings III GP Management L.L.C. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities (other than the Blackstone Funds to the extent of their direct holdings). The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

(4) Reflects 23,044,459 Common Units and one share of Class B common stock directly held by Beehive Holdings III, LP and 3,730,106 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Beehive Holdings II, LP.

Does not reflect any additional Common Units that Beehive Holdings III, LP may be entitled to receive 30 days following the closing of this offering related to the settlement of the loan to our Founder, as described under "Certain Relationships and Related Person Transactions—Sponsor Acquisition—Loan to our Founder." If the value of the Loan Settlement Units redeemed by Bumble Holdings, determined using the Applicable VWAP of the Class A common stock, has exceeded the value of the Loan Settlement Units for purposes of repaying the loan, Bumble Holdings must deliver or cause to be delivered to Beehive Holdings III, LP an amount of the Loan True Up Units having a value based on the Applicable VWAP equal to such excess amount. If the Applicable VWAP were to equal $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the cover of this prospectus, Beehive Holdings III, LP would be entitled to receive 1,298,326 additional Common Units which are exchangeable for Class A common stock.

The general partner of Beehive Holdings II, LP is Beehive Holdings Management II, LLC. The general partner of Beehive Holdings III, LP is Beehive Holdings Management III, LLC. Whitney Wolfe Herd is the sole member of Beehive Holdings Management II, LLC and Beehive Holdings Management III, LLC. The address of Ms. Wolfe Herd and each of the other entities listed in this footnote is c/o Bumble Inc., 1105 West 41st Street, Austin, Texas 78756.

(5) Includes 252,889 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Ms. Mather.

(6) Includes 30,512 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Ms. Atchison.

(7) Includes 63,222 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Mr. Bromberg.

(8) Includes 63,222 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Ms. Steele.

(9) Includes 57,771 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Ms. Thomas-Graham.

(10) Includes 1,137,998 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Mr. Shaukat.

(11) Includes 346,623 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by Ms. Subramanian.

(12) Includes 5,850,161 shares of Class A common stock which would be received upon exchange of the vested Incentive Units directly held by our directors, director nominees and executive officers.

The foregoing table assumes an offering price of $25.00 per share of Class A common stock, which is the midpoint of the price range set forth on the front cover of this prospectus.

For example, if the initial offering price per share of Class A common stock in this offering is $22.50, which is the low point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the Common Units of the identified stockholders would be as follows:

Name of Beneficial Owner	Class A Common Stock Beneficially Owned				Common Units Beneficially Owned				Combined Voting Power		
	Number	Percentage			Number	Percentage			Percentage		
		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full
Parties to our Stockholders Agreement as a group	86,009,957	88.9%	72.4%	69.2%	95,244,399	49.2%	45.7%	44.7%	100.0%	98.3%	98.0%
Blackstone	75,443,313	78.0%	63.5%	60.6%	72,103,892	37.3%	34.6%	33.6%	89.3%	81.6%	81.0%
Whitney Wolfe Herd	3,452,140	3.6%	2.9%	2.9%	23,140,507	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%
Ann Mather	234,043	*	*	*	—	—	—	—	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison	22,167	*	*	*	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—
Matthew S. Bromberg	58,511	*	*	*	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele	58,511	*	*	*	—	—	—	—	—	—	—
Pamela A. Thomas-Graham	52,453	*	*	*	—	—	—	—	—	—	—
Tariq M. Shaukat	1,053,195	1.1%	*	*	80,855	*	*	*	—	—	—
Anuradha B. Subramanian	314,721	*	*	*	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)	5,367,658	5.6%	4.5%	4.4%	23,221,362	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%

Conversely, if the initial public offering price per share of Class A common stock in this offering is $27.50, which is the high point of the price range set forth on the front cover of this prospectus, the beneficial ownership of Class A common stock and the Common Units of the identified holders would be as follows:

	Class A Common Stock Beneficially Owned				Common Units Beneficially Owned				Combined Voting Power		
	Number	Percentage			Number	Percentage			Percentage		
Name of Beneficial Owner		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full		Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full	Prior to the Offering Transactions	After the Offering Transactions Assuming Underwriters' Option is Not Exercised	After the Offering Transactions Assuming Underwriters' Option is Exercised in Full
Parties to our Stockholders Agreement as a group	85,831,893	88.4%	72.1%	68.8%	94,472,852	49.2%	45.6%	44.6%	100.0%	98.3%	98.0%
Blackstone	74,818,753	77.1%	62.8%	59.9%	71,506,978	37.2%	34.5%	33.5%	83.9%	81.6%	81.0%
Whitney Wolfe Herd	3,957,532	4.1%	3.3%	3.3%	22,965,874	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%
Ann Mather	268,307	*	*	*	—	—	—	—	—	—	—
Christine L. Anderson	—	—	—	—	—	—	—	—	—	—	—
R. Lynn Atchison	37,341	*	*	*	—	—	—	—	—	—	—
Sachin J. Bavishi	—	—	—	—	—	—	—	—	—	—	—
Matthew S. Bromberg	67,077	*	*	*	—	—	—	—	—	—	—
Amy M. Griffin	—	—	—	—	—	—	—	—	—	—	—
Jonathan C. Korngold	—	—	—	—	—	—	—	—	—	—	—
Jennifer B. Morgan	—	—	—	—	—	—	—	—	—	—	—
Elisa A. Steele	67,077	*	*	*	—	—	—	—	—	—	—
Pamela A. Thomas-Graham	62,121	*	*	*	—	—	—	—	—	—	—
Tariq M. Shaukat	1,207,383	1.2%	1.0%	1.0%	80,245	*	*	*	—	—	—
Anuradha B. Subramanian	372,725	*	*	*	—	—	—	—	—	—	—
Idan Wallichman	—	—	—	—	—	—	—	—	—	—	—
Directors, director nominees and executive officers as a group (14 persons)	6,244,936	6.4%	5.2%	5.2%	23,046,119	12.0%	11.1%	11.1%	12.0%	12.8%	13.1%

Bumble Inc. intends to use approximately $358.1 million (or $465.6 million if the underwriters exercise their option to purchase additional shares of Class A common stock) to purchase or redeem outstanding equity interests from our pre-IPO owners, 15,000,000 outstanding equity interests (or 19,500,000 outstanding equity interests if the underwriters exercise their option to purchase additional shares of Class A common stock), as described under "Organizational Structure—Offering Transactions." Of this amount, the following table sets forth the amounts that will be received by our Principal Stockholders and their respective affiliated entities.

	Assuming Underwriters' Option is Not Exercised		Assuming Underwriters' Option is Exercised in Full	
	Number of Equity Interests Sold	Proceeds (in thousands)	Number of Equity Interests Sold	Proceeds (in thousands)
Entities affiliated with Blackstone	14,309,994	$341,651	18,602,992	$444,146